SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Amendment No. 2)*

Under the Securities Exchange Act of 1934

SCIO DIAMOND TECHNOLOGY CORPORATION
(Name of Issuer)

Common Shares
(Title of Class of Securities)

808831101
(CUSIP Number)

Peter J. Ekberg, Esq.
Barnes & Thornburg LLP
225 South Sixth Street
Suite 2800
Minneapolis, MN 55402
(612) 367-8785
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

April 14, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “Affiliated” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 5,000,0001
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 5,000,0001
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,000,0001
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.5%
14	TYPE OF REPORTING PERSON OO

1 Includes 2,500,000 shares of Common Stock issuable upon the exercise of warrants.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kristoffer Mack
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 400,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Paul Rapello
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 350,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 350,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. and Marsha C. Bailey JTWROS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 347,500
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 347,500
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 347,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Kenneth L. Smith
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 339,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 339,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 339,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Bernard M. McPheely Revocable Trust u/a DTD May 25, 2011
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION South Carolina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 312,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 312,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 808831101

1	NAME OF REPORTING PERSON James Carroll
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 313,7501
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 313,7501
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 313,7501
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON IN

1 Includes 93,750 shares of Common Stock owned by the Reporting Person’s IRA.

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Glen R. Bailey
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 250,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 250,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 250,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 808831101

1	NAME OF REPORTING PERSON Robert M. Daisley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 125,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 125,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 125,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.2%
14	TYPE OF REPORTING PERSON IN

EXPLANATORY NOTE

This Amendment No. 2 (“Amendment No. 2”) amends the Statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on November 28, 2012, and Amendment No. 1 filed with the Commission on March 24, 2014, by the Thomas P. Hartness Revocable Trust u/a DTD July 30, 2010, Kristoffer Mack, Paul Rapello, Glen R. Bailey and Marsha C. Bailey as joint tenants and Mr. Bailey in his individual capacity, Kenneth L. Smith, the Bernard M. McPheely Revocable Trust U/A DTD May 25, 2011, James Carroll and the Guarantee & Trust Co. TTEE James Carroll r/o IRA, and Robert M. Daisley (collectively, the “Schedule 13D”).  Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed to them in the Schedule 13D.

Item 4.  Purpose of Transaction.

The information contained in Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

A Group Voting Agreement (the “Voting Agreement”) was entered into as of April 14, 2014 by and among the Reporting Persons. None of the Reporting Persons purchased any additional shares of Common Stock in connection with the Voting Agreement. The description of the Voting Agreement in this Schedule 13D is qualified in its entirety by reference to the full text of the Voting Agreement, a copy of which is filed with this Schedule 13D as Exhibit 99.3.

Under the Voting Agreement, each member of the Group has agreed to (i) jointly deliver a written demand in accordance with the bylaws of the Issuer (the “Bylaws”) to call a special meeting of the stockholders of the Issuer (the “Special Meeting”), and (ii) vote or grant consents for all shares of Common Stock (“Shares”) held by such Group member, including Shares acquired after signing the Voting Agreement, either at the Special Meeting, in person or by proxy, or by written consent in lieu of a meeting, in favor of the election of seven director candidates who are specified by the Voting Agreement, and to vote or grant consents as set forth in the Voting Agreement with respect to other actions. The purpose of the Voting Agreement is for the Group to affirmatively elect the Group’s slate of director candidates in addition to the incumbent directors. If the Group’s slate of director candidates receive the affirmative vote of a plurality of the Shares present in person or represented by proxy at the Special Meeting, provided a quorum exists, or by written consent of a majority of the Shares entitled to consent to such matter in lieu of a meeting, the effect will be the election of the director candidates proposed by the Group.

NEITHER THE VOTING AGREEMENT NOR THIS SCHEDULE 13D IS A SOLICITATION AND NO STOCKHOLDER OF THE ISSUER IS REQUESTED TO JOIN THE VOTING AGREEMENT. THE REPORTING PERSONS ARE NOT HEREBY SOLICITING ANY STOCKHOLDER TO CONSENT, VOTE, WITHHOLD A VOTE, GRANT A PROXY WITH REGARD TO, OR IN ANY OTHER WAY TAKE ACTION WITH REGARD TO THE ELECTION OF DIRECTORS OR ANY OTHER MATTER TO BE VOTED UPON AT THE SPECIAL MEETING.

The Group’s director candidates are currently expected to be Ben Wolkowitz, Kristoffer Mack, Bernard M. McPheely, Craig Brown, Ronnie Kobrovsky, Lewis Smoak and Michael McMahon.

Under the Voting Agreement, each Group member has agreed:

•
to vote against any action, proposal, transaction or agreement that could reasonably be expected to change in any manner the voting rights of any Shares (including any amendments to the articles of incorporation of the Issuer or the Bylaws);

•	to appoint Mr. McPheely as their proxy and attorney-in-fact to vote or act by written consent during the term of the Voting Agreement their Shares in accordance with the Voting Agreement;

•
transfer, sell, offer, exchange, assign, pledge or otherwise dispose of or encumber (“Transfer”) any of the Shares or enter into any contract, option or other agreement with respect to, or consent to, a Transfer of any of the Shares or Group member’s voting or economic interest therein, except for certain transfers a condition of which is that the transferee agrees to be bound by the terms and provisions of the Voting Agreement; and

•
to retain, and not in any way compromise or encumber, the right to vote all Shares beneficially owned by such member as of the date of the Special Meeting or grant a consent of such Shares in lieu of a meeting.

In addition, pursuant to the Voting Agreement, the Group will execute a written consent or vote at the Special Meeting in favor of a resolution for the adoption and approval of the amended and restated bylaws of the Issuer, in the form that is filed with this Schedule 13D as Exhibit 99.4.

Under the Voting Agreement, each of the members of the Group has agreed to reimburse or advance Mr. McPheely, upon request, for such Group member’s share of all reasonable out-of-pocket, third-party expenses (including, without limitation, fees and disbursements of counsel) incurred or to be incurred by Mr. McPheely in connection with, relating to or arising out of the matters described by the Voting Agreement, this Schedule 13D, filings pursuant to Section 16 of the Securities and Exchange Act of 1934, or the actions or transactions contemplated by his work related to the foregoing (in each case to the extent not reimbursed by the Issuer).

The Voting Agreement will terminate upon the earlier to occur of (i) 30 days after the date that no Group member owns any Shares, (ii) the completion of the Special Meeting, and (iii) the execution by the holders of 50% or more of the voting interests of the Issuer and delivery to the Issuer of a stockholder consent enacting the resolutions set forth in the Voting Agreement, provided that none of the above events shall be considered to have occurred under the Voting Agreement while any claim or action of any kind, at law or equity, or any appeal of any decision thereof, is threatened in writing, initiated or pending which in any manner attempts to prevent, forestall or invalidate any such actions or matters contemplated thereby.

Other than as set forth in this Item 4, the Reporting Persons do not have any current plans, proposals or negotiations that relate to or would result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as set forth below.

See Item 4 and Item 5.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Voting Agreement is a “Joint Filing Agreement” with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

Item 7.  Material to Be Filed as Exhibits.

Item 99.1
Subscription Agreement dated May 4, 2012 between the Hartness Revocable Trust and the Issuer (incorporated by reference to Exhibit 10.11 of the Form 10-K filed by the Issuer with the Securities and Exchange Commission on August 16, 2012).

Item 99.2
Form of Warrant by and between the Issuer and Hartness Revocable Trust (incorporated by reference to Exhibit 10.1 of the Form 8-K filed by the Issuer with the Securities and Exchange Commission on May 10, 2012).

Item 99.3	Voting Agreement, dated as of April 14, 2014, by and among the Reporting Persons.

Item 99.4	Proposed Amended and Restated Bylaws of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

THOMAS P. HARTNESS REVOCABLE TRUST U/A DTD JULY 30, 2010

By:	*
Thomas P. Hartness, Trustee

*
Kristoffer Mack, Individually

*
Paul Rapello, Individually

*
Glen R. Bailey, Individually

*
Marsha C. Bailey, Individually

*
Kenneth L. Smith, Individually

BERNARD M. MCPHEELY REVOCABLE TRUST U/A DTD MAY 25, 2011

By:	/s/ Bernard M. McPheely
Bernard M. McPheely, Trustee

*
James Carroll, Individually

GUARANTEE & TRUST CO. TTEE JAMES CARROLL R/O IRA

By:	*
James Carroll, Trustee

*
Robert M. Daisley, Individually

* By:	/s/ Bernard M. McPheely
Attorney-in-Fact